TECHNICAL REPORT FOR INATA RESOURCE FILED

Toronto, Ontario - (April 23, 2007) Goldbelt Resources Ltd. (TSX: GLD) announces that, further to its news release issued March 22, 2007, it has filed the technical report completed by Ravensgate providing an updated resource estimate at Goldbelt’s Inata project.

The new resource estimate includes drilling completed in 2006 and represents a 50% increase in tonnes and a 37% increase in contained gold in all resource categories from the previous estimate completed in May 2006. The updated resource is estimated at 21.6 MT @ 1.7 g/t gold for 1,200,000 ounces of measured and indicated resources and an additional 8.0 MT @ 1.4 g/t gold for 356,000 ounces of inferred resources at Inata.

Mineral Resource Statement 17 February 2007 - Inata, Sayouba, and
Minfo Deposits - MIK Model Reported at a lower cut-off of 0.5 g/t
	Measured			Indicated			Inferred
	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)

Inata	3,812,600	2.6	314,400	15,548,900	1.6	803,400	7,006,300	1.4	316,200
Sayouba	121,400	1.6	6,100	466,200	1.4	20,500	727,300	1.2	27,200
Minfo				1,605,900	1.2	59,900	325,800	1.2	12,500
Total	3,934,000	2.5	320,500	17,621,000	1.6	883,800	8,059,400	1.4	355,900

The report is available on Sedar (www.sedar.com). John C Haywood, BSc (Hons) MAusIMM, is the qualified person who prepared this report.

Goldbelt Resources is a Canadian junior mining company focused on exploring and developing gold prospects in Burkina Faso. Common shares of Goldbelt are traded on the TSX under the symbol “GLD”. For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Collin Ellison”
Collin Ellison, President and CEO

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.